Exhibit 77E-Legal Proceedings

On May 23, 2012, YieldQuest Securities, LLC, YieldQuest
Advisors, LLC and YieldQuest Funds Trust (the "Trust") (collectively, the "Parties") entered into a Settlement
Agreement and Release (the "Agreement") with Citi Fund
Services Ohio, Inc., ("Citi") to settle a claim for payment of $101,409.95 allegedly owed Citi, as the successor to the Trust's former service provider, Bisys Fund Services. Citi had initiated arbitration to resolve the dispute. Pursuant to the Agreement (with Citi) and a separate Allocation Agreement between Parties, the Trust paid $26,000 towards full and final settlement of Citi's claim, the Adviser paid the balance of the agreed settlement amount, the Parties were released from further liability to Citi, and the arbitration was dismissed with prejudice.